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                                                                      EXHIBIT 16

                              JQH ACQUISITION, LLC
                               Carnegie Hall Tower
                              152 West 57th Street
                                   56th Floor
                               New York, NY 10019

                                  May 24, 2005

Special Committee of the Board of Directors of
     John Q. Hammons Hotels, Inc.
John Q. Hammons Hotels, Inc.
300 John Q. Hammons Pkwy, Suite 900
Springfield, MO 65806

   RE:   PROPOSED ACQUISITION

Gentlemen:

         We are pleased to submit the following proposal to John Q. Hammons Hotels, Inc. (the "COMPANY") whereby JQH Acquisition, LLC ("INVESTOR"), an entity 100% owned by Jonathan Eilian, or one or more entities ("NEWCO") to be formed by Investor, will acquire the Company.

         1. TRANSACTION STRUCTURE AND PURCHASE PRICE. Subject to the terms and conditions set forth herein, the Company shall be merged with and into a subsidiary of Investor or Newco (the "MERGER"). In connection with the Merger, each outstanding share of the Company's Class A Common Stock would be converted into the right to receive $24.00 in cash (the "MERGER CONSIDERATION").

         2. CONDITIONS. We have financing sufficient to consummate the transactions contemplated herein without the need for any additional third-party financing. Our proposal is subject only to the following conditions:

            (a) the accuracy and completeness of the Company's Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended April 1, 2005, and any Form 10-K, 10-Q or Form 8-K filed following the date hereof and prior to the Merger (collectively, the "PUBLIC DOCUMENTS"), and the absence of any materially adverse facts or circumstances that are not disclosed in the Public Documents;

            (b) receipt of all necessary material governmental approvals (including, without limitation, approval under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended) and receipt of all material third party approvals which are required as a result of legal and contractual arrangements to which the Company, Mr. Hammons and their respective affiliates are subject and which are required to consummate the proposed transactions;

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            (c) approval of the Merger by the Company's board of directors (the
      "BOARD") and, if legally required or if required by the Board or any committee thereof formed for the purposes of evaluating the transactions contemplated herein, the requisite percentage of the Company's stockholders; in this regard, we acknowledge that the Special Committee of the Board reserves the right to recommend that the Board seek the approval of a majority of the holders of the Company's Class A Common Stock other than Mr. Hammons and his affiliated entities;

            (d) the absence of the occurrence of any material adverse change, as such condition shall be mutually agreed upon by the Company and Investor; and

            (e) entry into the Transaction Agreements, as such term is defined in the Transaction Agreement by and among Investor, JD Holdings, LLC, Mr. Hammons and certain affiliated entities (referred to herein collectively as the "HAMMONS AGREEMENTS"), a copy of which is attached hereto as Exhibit A (the "TRANSACTION AGREEMENT").

We do not anticipate that Investor or any of its affiliates will be entering into any agreements, arrangements or understandings with the Company, Mr. Hammons or any of their respective affiliates in connection with the proposed Merger and the Hammons Agreements other than as set forth above. We also acknowledge that the Special Committee is relying on the accuracy of the foregoing representation in agreeing to grant the additional time to the parties to complete the transactions described in Section 3 below. We further represent that neither Investor nor any of its affiliates has entered into any agreement, arrangement or understanding with Mr. Hammons as of the date hereof for the acquisition of, or relating to, any equity interest in the Company, or any equity interest in any subsidiary of the Company, and we agree that neither Investor nor any of its affiliates will enter into any agreement, arrangement or understanding, including the Hammons Agreements, during the Completion Period, other than the Transaction Agreement, without the prior approval of the Special Committee of the Board of Directors.

      3. EXTENSION TO COMPLETE TRANSACTION DOCUMENTS. In consideration of Investor's willingness to continue to pursue the transactions contemplated by this letter agreement and to spend the significant time and resources related thereto, the Company agrees that through and including midnight, central daylight savings time on the earlier to occur of June 30, 2005 and the date on which the Transaction Agreement is terminated in accordance with its terms (the "COMPLETION PERIOD"), it will not, and will not authorize or permit any of its affiliates or any of the Company's or its affiliates' directors, officers, employees, advisors, agents or representatives (collectively, the "REPRESENTATIVES") to, directly or indirectly, (i) solicit or initiate, or encourage the submission of, any proposal or indication of interest relating to an Alternative Transaction, (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Alternative Transaction or (iii) authorize, approve, consummate, engage in, or enter into any agreement with respect to, any Alternative Transaction. The foregoing provisions shall not apply to solicitations or discussions pursued independently by Mr. Hammons which have not been directly or indirectly authorized or encouraged by the Company's Board of Directors or any committee or Representatives thereof other than Mr. Hammons or any other person (other than members of the

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Special Committee of the Board of Directors and their Representatives) acting on behalf or at the direction of Mr. Hammons. In the event that, during the Completion Period, the Company receives an offer, proposal or similar communication regarding an Alternative Transaction, the Company shall promptly deliver written notice of such communication to Investor, including reasonable detail of the substance thereof.

For purposes of this letter, "ALTERNATIVE TRANSACTION" means any (i) reorganization, dissolution, liquidation or recapitalization of the Company, John Q. Hammons Hotels, L.P. (the "PARTNERSHIP"), or any of their respective subsidiaries or affiliates (collectively, the "HAMMONS ENTITIES") or involving the Hammons Entities, (ii) merger, consolidation, share exchange or acquisition of the Hammons Entities, (iii) sale of any material amount of assets of the Hammons Entities, (iv) direct or indirect acquisition or purchase of any capital stock, partnership interests or other equity interests of the Hammons Entities or any tender offer or exchange offer, that if consummated would result in any person (other than Mr. Hammons and entities controlled by him) beneficially owning 20% or more of any class of equity securities of the Hammons Entities, or any of its subsidiaries or any option or right to acquire such securities, (v) any similar transaction or business combination involving the Hammons Entities or their respective businesses, capital stock, partnership interests, other equity interests or assets or (vi) other transaction the consummation of which would prevent, impede or delay the consummation of the transactions contemplated in this letter agreement (including, without limitation, the transactions contemplated by the Transaction Agreement) that, in each of the cases outlined in items (i) through (vi) above, does not involve Investor (or one of its designees) on terms acceptable to it in its sole discretion.

During the Completion Period, the parties shall negotiate in good faith to complete the transactions contemplated in this letter agreement.

      4. FEES AND EXPENSES; EFFECT OF ALTERNATIVE TRANSACTION. Except as set forth below or as may otherwise be mutually agreed upon in any definitive transaction agreement, each of the Company and Investor will pay its own fees and expenses (including the fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the transactions contemplated hereby; provided that if the transactions contemplated hereby are consummated, the Company will bear the reasonable out-of-pocket fees and expenses of Investor.

In addition, in the event that (i) Investor presents to the Committee definitive agreements in respect of all of the Hammons Agreements which have been fully-negotiated with Mr. Hammons; (ii) Mr. Hammons confirms to the Committee in writing that, with the Committee's approval, Mr. Hammons is prepared to execute such documents; and (iii) thereafter, the transactions contemplated herein are not consummated and the Company consummates an Alternative Transaction within 12 months following termination of negotiations between the Company and Investor, then the Company shall pay to Investor, immediately upon such consummation, the sum of $2.5 million in immediately available funds.

      5. ACCESS TO INFORMATION; AUTHORIZATION. The Company will, and will cause the other Hammons Entities and their respective Representatives to, continue to afford to Investor and its representatives, lawyers, consultants, agents, lenders and investors full and complete

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access to the properties, business, personnel (including outside accountants and lawyers), distributors, financial, legal, accounting, tax, and other data and information relating to the Company as requested by any of them or their representatives or agents for purposes of evaluating the transactions contemplated by this letter agreement.

      6. COMMUNICATIONS WITH STOCKHOLDERS. Notwithstanding any provision of the Confidentiality Agreement to the contrary, the Company hereby authorizes Investor to keep apprised of our negotiations those persons who directly or beneficially own or control shares of the Company's Class A Common Stock and with whom Investor has entered into a Stockholders' Agreement or has engaged in substantive discussions with respect thereto as of the date hereof and who have signed confidentiality agreements with either Investor or JD Holdings, LLC.

      7. COUNTERPARTS; GOVERNING LAW; LIMITED BINDING EFFECT; TERMINATION. This letter agreement may be executed in two or more counterparts (any of which may be by facsimile signature). This letter agreement shall be governed by the substantive laws of the State of Delaware, and when signed by each of the parties listed on the signature page hereto, will be a binding agreement between the parties hereto. This letter agreement shall not impose upon any party the obligation to actually consummate a transaction, but is binding upon the parties hereto with respect to the subject matter hereof. This letter agreement will automatically terminate and be of no further force and effect upon the expiration of the Completion Period. Notwithstanding anything to the contrary contained herein, the termination of this letter agreement will not affect (i) any rights any party has with respect to the breach of this letter agreement prior to any such termination, or (ii) the obligations of each party set forth in Section 4 of this letter agreement, which shall survive the termination of this letter agreement. The Company acknowledges that if it fails to perform any of its obligations under this letter agreement during the Completion Period, immediate and irreparable harm or injury might be caused to Investor for which money damages would not be an adequate remedy. In such event, the Company agrees that Investor shall have the right, in addition to any other rights and remedies it may have, to seek specific performance of this letter agreement (without the necessity of posting a bond or other security).

      8. ENTIRE AGREEMENT. This letter agreement and the Confidentiality Agreement, dated as of November 19, 2004 between Investor and the Company (the "CONFIDENTIALITY Agreement"), set forth the entire understanding of the parties with respect to the transactions contemplated hereby and thereby, and this letter agreement supercedes all prior discussions, understandings, agreements and representations by or between the parties other than as expressly set forth in the Confidentiality Agreement, and this letter agreement shall not be modified or amended except by a written agreement executed and delivered by each of the parties hereto.

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      If you are in agreement with the terms set forth above, please sign in the space provided below and return an executed copy to us.

                                                Sincerely,

                                                JQH ACQUISITION, LLC

                                                /s/ Jonathan D. Eilian
                                                -------------------------
                                                By: Jonathan D. Eilian
                                                Its: Managing Member

ACCEPTED AND AGREED as of
May    , 2005
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JOHN Q. HAMMONS HOTELS, INC.

By: /s/ Louis Weckstein
-----------------------
Its: President

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